SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 02/11 - 01/12/2011

MANAGEMENT INTRODUCTION CEREMONY

     In a ceremony to introduce Copel’s new management held on January 11, 2011, at which Paraná State Governor Beto Richa and other authorities were present, the company’s Chief Executive Officer Lindolfo Zimmer announced that the company’s objectives include consolidating its positioning as a major player in Brazil’s electric power sector and employing ethical and responsible management based on respect for employees, customers and shareholders.

     Copel’s management outlined the foundations that will make these changes possible: a management team that strongly identifies with the power industry, a management structure permeated by the principles of corporate governance, a board of directors recognized nationally and that effectively works to improve Copel, and an operational team that is ready and willing to return the company to its exceptional place in the industry.

     Lindolfo Zimmer also highlighted Copel’s role as a agent of development in the state of Paraná, stating that “with better results and a greater share of dividends distributed to shareholders, which directly benefits the state, the government would have even more funds available to invest in other areas and in priority programs that are in the public’s interest, leading Copel to fulfill its role as agent of development in Paraná.”

     The CEO also said that Copel would set a target of achieving adequate returns on its projects, seeking to add value to the company and assure it a solid future. When opportune, the company could participate as a minority shareholder in projects, which would allow it to participate in a greater number of auctions of generation and transmission concessions and would optimize its investments to obtain returns that are aligned with its shareholders’ objectives.

     In his speech at the ceremony, Governor Beto Richa reaffirmed the commitment made to Copel’s employees to work to strengthen the company. “We want Copel to be strong, great and efficient and to serve as a reference for Brazil’s entire electricity sector, like it did in the past,” said Richa.

     The governor also stated his confidence in the expertise, competence and responsibility demonstrated by Copel’s employees, saying that no one could better manage the Company. “I will not dictate rules, but instead will work as a facilitator. And I know that, with a government that does not interfere, everyone at Copel knows what needs to be done at this great electricity company”.

Curitiba, January 12, 2011.

Sincerely,

Ricardo Portugal Alves

CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 14, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.